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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

CAPITAL AUTOMOTIVE REIT

(Name of Issuer)

COMMON SHARES OF BENEFICIAL INTEREST

(Title of Class of Securities)

139733-10-9

(Cusip Number)

November 3, 2003

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

        ☐ Rule 13d-1 (b)

        ☒ Rule 13d-1 (c)

        ☐ Rule 13d-1 (d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the notes).

13G
CUSIP No. 139733-10-9			Page 2 of 5

1.	Name of Reporting Person: Robert M. Rosenthal		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group:
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Citizenship or Place of Organization: United States of America

Number of Shares Beneficially Owned by Each Reporting Person With
		5.	Sole Voting Power: 2,715,346 shares

		6.	Shared Voting Power: 0 shares

		7.	Sole Dispositive Power: 2,715,346

		8.	Shared Dispositive Power: 0 shares

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 2,715,346 shares

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares: ☐

11.	Percent of Class Represented by Amount in Row (9):
8.50% (Based on 31,935,149 shares of Common Shares of Beneficial Interest outstanding as of July 31, 2003, according to a Form 10-Q filed by the Issuer on August 12, 2003)

12.	Type of Reporting Person: IN

2

SCHEDULE 13G

CUSIP No. 139733-10-9	Page 3 of 5 Pages

Item 1(a).     Name of Issuer:

Capital Automotive REIT

Item 1(b).     Address of Issuer’s Principal Executive Offices:

8270 Greensboro Drive, Suite 950, McLean, Virginia 22102

Item 2(a).     Names of Persons Filing:

Robert M. Rosenthal (the “Reporting Person”)

Item 2(b).     Address of Principal Business Office or, if None, Residence:

c/o Rosenthal Automotive, 1100 South Glebe Road, Arlington, Virginia 22204

Item 2(c).     Citizenship:

United States of America

Item 2(d).     Title of Class of Securities:

Common Shares of Beneficial Interest (“Common Shares”)

Item 2(e).     CUSIP Number:

139733-10-9

Item 3.     If this statement is filed pursuant to Rule 13d-1(b), or Rule 13d-2(b) or (c), check whether the person is a:

(a)	☐ Broker or Dealer registered under Section 15 of the Exchange Act.

(b)	☐ Bank as defined in Section 3(a)(6) of the Exchange Act.

(c)	☐ Insurance Company as defined in Section 3(a)(19) of the Exchange Act.

(d)	☐ Investment Company registered under Section 8 of the Investment Company Act.

(e)	☐ Investment Adviser, in accordance with Rule 13d-1(b)(1)(ii)(E).

(f)	☐ An employee benefit plan or endowment fund, in accordance with Rule 13d-1(b)(1)(ii)(F).

(g)	☐ Parent Holding Company or control person, in accordance with Rule 13d-1(b)(1)(ii)(G).

(h)	☐ A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act.

(i)	☐ A church plan that is excluded from the definition of an Investment Company under Section 3(c)(14) of the Investment Company Act of 1940.

(j)	☐ Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

SCHEDULE 13G

CUSIP No. 139733-10-9	Page 4 of 5 Pages

Item 4. Ownership:

The Reporting Person beneficially owns, in the aggregate, 2,715,346 Common Shares, which represent approximately 8.50% of the number of the Common Shares outstanding as of July 31, 2003 (according to a Form 10-Q filed by the Issuer on August 12, 2003).

The number of Common Shares reported as beneficially owned in the preceding paragraph consist of:

(A) One Common Share owned by the Reporting Person;

(B) Common Shares issuable upon the redemption of Units of Limited Partnership Interest (the “Units”) in Capital Automotive L.P. (the “Partnership”), of which the Issuer is the sole general partner, if the Issuer (in lieu of the redemption of the Units by the Partnership for cash) elects to issue Common Shares in payment of the redemption price, which are owned as follows:

The Rosenthal Family, LLC:	838,220 Common Shares
8525 Leesburg Pike, L.P.:	1,578,940 Common Shares
RP Gaithersburg Limited Partnership:	286,518 Common Shares

(C) 11,667 Common Shares issuable upon the exercise of options held by the Reporting Person that are currently exercisable or that will become exercisable within 60 days after the date hereof.

Item 5.      Ownership of Five Percent or Less of a Class.

Not applicable

Item 6.      Ownership of More than Five Percent on Behalf of Another Person.

Not applicable

Item 7.     Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding
                Company or Control Person.

Not applicable

Item 8.       Identification and Classification of Members of the Group.

Not applicable

Item 9.      Notice of Dissolution of Group.

On December 31, 1998, the Reporting Person and certain other persons and entities jointly filed a Schedule 13G as a group, which filing was subsequently amended by an Amendment No. 1 filed February 14, 2002. The Reporting Person has determined that he is not a member of a group involving the beneficial ownership of Common Shares, and is filing this Schedule 13G solely in his individual capacity.

Item 10.      Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SCHEDULE 13G

CUSIP No. 139733-10-9	Page 5 of 5 Pages

SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

November 12, 2003 (Date)

/s/ Robert M. Rosenthal Robert M. Rosenthal